EXHIBIT 99

                                                                NEWS RELEASE
        Date:     Oct. 21, 1997
        Contact:  John Hecht
                  Chief Financial Officer                   AMCORE
                  815-961-7003                              FINANCIAL, INC.

                  Katherine Taylor
                  Investor Relations Manager
                  815-961-7164


                AMCORE FINANCIAL, INC. REPORTS RECORD EARNINGS
            ORGANIZATIONAL CHANGES IMPROVE OPERATING EFFICIENCIES

        ROCKFORD - Strong earning asset growth and lower non-interest expenses contributed to record earnings for AMCORE Financial, Inc. for the period ending September 30, 1997.

        Earnings per share increased 9.7 percent from 31 cents to 34 cents and net income rose to $9 million up from $8.3 million for the same period of 1996.

        All periods have been restated to reflect the three-for-two stock split distributed September 17, 1997, and the merger of First National Bancorp, Inc., Monroe, Wis., in April 1997 and Country Bank Shares Corporation, Mount Horeb, Wis., in July 1997.

HIGHLIGHTS

- Average earning assets increased 11.9 percent, including $147 million in average loan growth. This was due to a vibrant economy and internal sales management programs.

- For the first time in AMCORE's history, the efficiency ratio fell below 60 percent to 58.9 percent.

- A definitive agreement was signed September 30, 1997 to combine asset management operations with Investors Management Group, LTD, Des Moines, Iowa's largest independent asset management firm.






AMCORE Financial, Inc.
501 Seventh Street, Post Office Box 1537, Rockford, Illinois 61110-0037 Telephone 815 968-2241

- An information systems outsourcing deal was signed in August with ALLTEL, Little Rock, Ark., which should reduce data processing costs and make AMCORE's core banking systems year 2000 compliant.

- A 16.4 percent increase in provision for loan losses was made for general reserve strengthening and to cover losses from the consumer finance subsidiary.

EARNINGS FROM OPERATIONS

        "Cost savings from a more efficient organizational structure and the initial benefits of data processing outsourcing have lowered non-interest expenses," said Robert J. Meuleman, president and chief executive officer. "We are always looking for ways to improve efficiency, and we are just beginning to experience the benefits of restructuring put in place in April."

        This spring AMCORE brought its banking and nonbanking subsidiaries together under Kenneth E. Edge, executive vice president and chief operating officer. The goal was to better leverage customer contact points to offer all of AMCORE's products and services.

        Significant strides were made toward that goal as evidenced by key operational numbers. The efficiency ratio decreased to 58.92 percent in the third quarter 1997, the first time AMCORE's ratio has fallen below 60 percent. A decrease in total operating expenses of 2.2 percent to $24.7 million and a
4.4 percent decrease in taxes contributed to lower expenses when compared to the same quarter a year ago.

        The return on equity for the third quarter 1997 was 13.16 percent. "We are not likely to reach the 15 percent ROE goal by the fourth quarter of this year, however, this remains our short-term goal," said Meuleman.

        AMCORE continues to make strides toward improving its earnings and operations. The increase in earning assets is attributed to a 8.4 percent, or $147 million, increase in average loans and a 56 percent increase or approximately $260 million on average in the investment leveraging program. This program, which earns a narrower spread, utilizes excess capital to improve return on equity. As a result, net interest income increased 5.0 percent as the net interest margin decreased 24 basis points to 3.58 percent when compared to third quarter 1996. The core interest margin, without the investment leveraging program, is 4.13 percent.

        The financial services subsidiaries also continued to have good revenue growth. Mortgage revenues rose $196,000 or 17.5 percent. This is primarily due to strong mortgage originations, which increased 52.4 percent when compared to the same period a year ago. Trust and asset management revenues increased $313,000 or 8.8 percent. The AMCORE Vintage Equity Fund recently received its fourth consecutive five-star rating from Morningstar. Total Vintage Fund assets increased 42.7 percent to $853.6 million compared to the same period in 1996.

        During the third quarter of 1996, AMCORE sold its merchant processing business for a gain of $1.4 million. Excluding the one time gain, non-interest income would have been slightly higher, when compared to the same time a year ago

REPORT ON ASSET QUALITY

        The provisions for loan losses increased $377,000 or 16.4 percent to $2.7 million compared to the third quarter of 1996. This reflects the growth in the portfolio and general reserve strengthening. A portion of the increase also relates to continued charge- offs at the consumer finance subsidiary. While charge-offs from the satellite dish receivables decreased by nearly half from second quarter levels, they are expected to continue, although at a slower pace.

        The allowance for loan losses to total loans was 1.12 percent at September 30, 1997, compared to 1.08 percent at the end of the third quarter of 1996. The allowance for loan losses to non-performing loans remained above 100 percent at 110.84 percent, despite a $5.6 million increase in non-performing assets. Total non-performing assets as of September 30, 1997 were $20.7 million, or .56 percent of total assets.

ACQUISITION AND OUTSOURCING HIGHLIGHTS

        AMCORE signed a definitive agreement September 30, 1997, to combine its asset management operations with Investors Management Group, LTD, Des Moines, Iowa's largest independent asset management firm. When the deal is completed later this year, the new organization known as IMG, will have over $3.6 billion in assets under management and will rank in the top 15% of U.S. asset managers. IMG's fixed income expertise and institutional focus will complement AMCORE's strong equity management and retail distribution system. "Asset management is a significant portion of our operations and is a core business we expect to continue to grow," said Meuleman.

        Also this quarter, AMCORE signed an outsourcing contract with ALLTEL, Little Rock, Ark., to provide mainframe processing services. This is expected to further reduce operating costs over the next five years. Benefits from the arrangement include year 2000 compliant systems, a sales-oriented platform, current software releases, state of the art technology, the ability to grow dramatically and to redeploy capital and focus on our core businesses. "The move to outsource our mainframe processing will dramatically improve our operations and allow us to offer our customers better products and service," said Meuleman.

        AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with assets of over $3.7 billion operating in 41 locations in Illinois and 13 in Wisconsin. The company has five financial services companies: AMCORE Investment Group, N.A., including trust services, a capital management company, a brokerage company and the AMCORE Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc.; AMCORE Insurance Group, Inc.; and Rockford Mercantile Agency, Inc., a bill collection service.

        This news release, other than historical financial and other information, may consist of forward-looking statements that involve risk and uncertainties, including the risks detailed from time-to-time in the company's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 1996. Actual results may vary materially.

        AMCORE common stock is listed on NASDAQ under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.

                            AMCORE FINANCIAL, INC.
                   CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the mergers with First National Bancorp, Inc. on April 18, 1997 and Country Bank Shares Corporation on July 16, 1997, and the three-for-two stock split
        effective September 17, 1997.   These mergers were accounted for under
        the pooling of interests method.


(in thousands, except share data)                                              NINE MONTHS              TRAILING TWELVE MONTHS
                                          QUARTER ENDED SEPTEMBER 30,        ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
                                          ---------------------------  ----------------------------   ---------------------------
                                                            PERCENT                         PERCENT                       PERCENT
FINANCIAL HIGHLIGHTS                         1997    1996   CHANGE        1997      1996    CHANGE       1997      1996   CHANGE
---------------------------------------------------------------------  ----------------------------   ---------------------------
Net revenues, including security gains.... $39,538 $39,143   1.0%      $116,975  $110,544    5.8%     $155,047  $145,697    6.4%
Operating expenses........................  24,704  25,265  (2.2)%       75,590    74,276    1.8%      109,156    98,068   11.3%
Net income from operations................   9,047   8,325   8.7%        25,761    22,983   12.1%       34,654    30,469   13.7%
Net income................................   9,047   8,325   8.7%        19,317    22,983  (16.0)%      28,210    30,469   (7.4)%
Net income per share from operations......    0.34    0.31   9.7%          0.96      0.86   11.6%         1.29      1.15   12.5%
Net income per share......................    0.34    0.31   9.7%          0.72      0.86  (16.3)%        1.05      1.15   (8.7)%
Cash dividends per share..................    0.12    0.11   9.1%          0.33      0.32    4.2%         0.44      0.42    4.8%
Book value per share......................   10.43    9.65   8.0%

                                              QUARTER ENDED SEPTEMBER 30,      NINE MONTHS ENDED SEPTEMBER 30,
                                              ---------------------------      -------------------------------
                                                               PERCENT                             PERCENT
KEY FINANCIAL RATIOS (A)                       1997    1996    CHANGE            1997      1996    CHANGE
-------------------------------------------------------------------------      -------------------------------
   Return on average assets...............     0.99%   1.02%   (0.03)%           1.00%     0.98%   0.02%
   Return on average equity...............    13.16%  13.98%   (0.82)%          13.06%    12.78%   0.28%
   Net interest margin (FTE)..............     3.58%   3.82%   (0.24)%           3.66%     3.84%   (0.18)%
   Core interest margin (FTE)..............    4.13%   4.22%   (0.09)%           4.17%     4.22%   (0.05)%
   Efficiency Ratio (FTE)..................   58.92%  61.13%   (2.21)%          61.07%    63.59%   (2.52)%

(A) All 1997 ratios have been adjusted to exclude merger-related and information systems charges recorded in the second quarter.
(B)  Excluding net security gains.


Income Statement
-----------------------------------------------------------------------------         -----------------------------
Interest income.................................    $68,130  $60,637    12.4%         $192,737     173,482    11.1%
Interest expense................................     39,666   33,517    18.3%          109,115      94,670    15.3%
                                                    -------------------------         -----------------------------
   Net interest income..........................     28,464   27,120     5.0%           83,622      78,812     6.1%
Provision for loan losses.......................      2,673    2,296    16.4%            6,274       4,355    44.1%
Non-interest income:
   Trust and asset management income............      3,854    3,541     8.8%           11,575      10,552     9.7%
   Service charges on deposits..................      2,011    1,880     7.0%            5,942       5,736     3.6%
   Mortgage revenues............................      1,319    1,123    17.5%            3,031       3,245   (6.6)%
   Insurance revenues...........................        570      930  (38.7)%            1,611       1,654   (2.6)%
   Collection fee income........................        487      501   (2.8)%            1,659       1,647     0.7%
   Other........................................      2,259    3,696  (38.9)%            7,947       7,526     5.6%
                                                    -------------------------         -----------------------------
      Total non-interest income.................     10,500   11,671  (10.0)%           31,765      30,360     4.6%
Net security gains..............................        574      352    63.1%            1,588       1,372    15.7%
Operating expenses:
   Personnel costs..............................     13,833   13,573     1.9%           43,164      41,681     3.6%
   Net occupancy expense........................      1,634    1,649   (0.9)%            4,946       5,000   (1.1)%
   Equipment expense............................      1,822    2,240  (18.7)%            5,963       6,447   (7.5)%
   Professional fees............................        699      725   (3.6)%            2,546       2,253    13.0%
   Amortization of intangible assets............        560      548     2.2%            1,659       1,669   (0.6)%
   Insurance expense............................        246      472  (47.9)%              760         933  (18.5)%
   Other........................................      5,910    6,058   (2.4)%           16,552      16,293     1.6%
                                                    -------------------------         -----------------------------
      Total operating expenses..................     24,704   25,265   (2.2)%           75,590      74,276     1.8%
                                                    -------------------------         -----------------------------
Income before income taxes......................     12,161   11,582     5.0%           35,111      31,913    10.0%
Income taxes....................................      3,114    3,257   (4.4)%            9,350       8,930     4.7%
                                                    -------------------------         -----------------------------
Net income from operations......................     $9,047   $8,325     8.7%          $25,761     $22,983    12.1%
   Merger related charges, net of tax ..........          0        0      N/M            3,845           0      N/M
   Information systems charge, net of tax.......          0        0      N/M            2,599           0      N/M
Net income......................................     $9,047   $8,325     8.7%          $19,317     $22,983  (16.0)%
                                                    =========================         =============================


Average shares outstanding (000)................     26,882   26,658     0.8%           26,836      26,639     0.7%
Ending shares outstanding (000).................     26,908   26,665     0.9%           26,908      26,665     0.9%


AMCORE Financial, Inc.


                                                           QUARTER ENDED SEPTEMBER 30,          NINE MONTHS ENDED SEPTEMBER 30,
(IN THOUSANDS)                                              1997                    1996               1997               1996
------------------------------------------------------  -------------------------------------   ------------------------------------
                                              ENDING      AVERAGE  YIELD/    AVERAGE   YIELD/   AVERAGE    YIELD/    AVERAGE  YIELD/
                                              BALANCE     BALANCE   RATE     BALANCE    RATE    BALANCE     RATE     BALANCE   RATE
------------------------------------------------------  -------------------------------------   ------------------------------------
ASSETS:
   Taxable securities...................... $1,261,469  $1,189,299  6.94%    $995,135   6.73%  $1,099,477   6.83%    $947,275  6.49%
   Tax-exempt securities (FTE).............    318,596     323,649  8.06%     295,910   8.34%     307,335   8.04%     276,717  8.29%
   Other earning assets....................      6,451       9,632  4.02%      16,739   6.87%      11,217   5.24%      19,031  7.64%
   Mortgage loans held for sale............     19,355      13,538  7.03%       8,748   8.37%      11,125   7.02%      10,209  8.11%
   Loans, net of unearned income (FTE).....  1,904,178   1,897,633  8.82%   1,750,766   8.84%   1,843,032   8.80%   1,682,582  8.90%
                                            ----------  -------------------------------------  -------------------------------------
      Total Earning Assets (FTE)........... $3,510,049  $3,433,751  8.15%  $3,067,298   8.15%  $3,272,186   8.11%  $2,935,814  8.12%
      Intangible assets....................     12,939      13,124             14,682              13,271              15,081
      Other non-earning assets.............    202,679     185,842            177,036             175,395             183,611
                                            ----------  -------------------------------------  -------------------------------------
      Total Assets......................... $3,725,667  $3,632,717         $3,259,016          $3,460,852          $3,134,506
                                            ==========  =====================================  =====================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits............... $2,169,645  $2,135,868  4.85%  $2,016,765   4.66%  $2,074,682   4.77%  $1,974,209  4.64%
   Non-interest bearing deposits...........    302,763     285,716            279,648             291,190             277,177
                                            ----------  -------------------------------------  -------------------------------------
      Total Deposits....................... $2,472,408  $2,421,584         $2,296,413          $2,365,872          $2,251,386
                                            ----------  -------------------------------------  -------------------------------------
   Short-term borrowings...................    791,953     755,351  5.72%     523,696   5.59%     658,692   5.70%     445,258  5.42%
   Long-term borrowings....................    131,829     139,420  7.27%     165,684   5.64%     131,704   6.78%     162,382  6.21%
      Total Interest Bearing Liabilities...  3,093,427   3,030,639  5.18%   2,706,145   4.90%   2,865,078   5.08%   2,581,849  4.87%
                                            ----------  -------------------------------------  -------------------------------------
      Other liabilities....................     48,854      43,541             36,398              40,805              35,330
                                            ----------  -------------------------------------  -------------------------------------
      Total Liabilities.................... $3,445,044  $3,359,896         $3,022,191          $3,197,073          $2,894,356
      Stockholders' Equity.................    280,623     272,821            236,825             263,779             240,150
                                            ----------  -------------------------------------  -------------------------------------
      Total Liabilities and
      Stockholders' Equity................. $3,725,667  $3,632,717         $3,259,016          $3,460,852          $3,134,506
                                            ==========  =====================================  =====================================

                                                  -----------------------------   -------------------------------
                                                   Quarter Ended September 30,    Nine Months Ended September 30,
                                                  -----------------------------   -------------------------------
                                                                      Percent                          Percent
Asset Quality (in thousands)                         1997      1996   Change          1997     1996    Change
-------------------------------------------------------------------------------   -------------------------------
Ending allowance for loan losses................   $21,415   $19,336   10.8%
Net charge-offs.................................     1,428       955   49.5%         4,402     2,126   107.1%
Net charge-offs to average loans (B)............      0.30%     0.22%  0.08%          0.32%     0.17%   0.15%

Non-performing assets:
   Nonaccrual...................................   $18,903   $13,977   35.2%
   Restructured.................................       418       505  (17.2)%
                                                   ------------------------
      Non-performing loans......................    19,321    14,482   33.4%
   Other real estate owned (OREO)...............     1,422       666  113.5%
                                                   ------------------------
      Total non-performing assets...............   $20,743   $15,148   36.9%
                                                   ========================

Loans 90 days past due and still accruing.......    $4,457    $2,833   57.3%

(B) On an annualized basis.

Key Asset Quality Ratios
------------------------------------------------------------------------------
   Allowance to ending loans....................      1.12%     1.08%    0.04%
   Allowance to non-performing loans............    110.84%   133.52% (22.68)%
   Non-performing loans to loans................      1.01%     0.81%    0.20%
   Non-performing assets to loans & OREO........      1.09%     0.85%    0.24%
   Non-performing assets to total assets........      0.56%     0.45%    0.11%

Capital Adequacy
------------------------------------------------------------------------------
   Total risk-based capital.....................     14.59%    12.76%    1.83%
   Tier 1 risk-based capital....................     13.62%    11.82%    1.80%
   Leverage ratio...............................      8.28%     7.32%    0.96%

                                                                NEWS RELEASE
        Date:     Nov. 12, 1997
        Contact:  John Hecht
                  Chief Financial Officer                   AMCORE
                  815-961-7003                              FINANCIAL, INC.

                  Greg Sprawka
                  Controller
                  815-961-7178


                 AMCORE FINANCIAL ANNOUNCES PLANS TO ACQUIRE
                       MIDWEST FEDERAL FINANCIAL CORP.

        ROCKFORD, IL. - AMCORE Financial, Inc., and Midwest Federal Financial Corp., announced today that they have signed a definitive agreement for AMCORE to acquire Midwest Federal, a thrift based in Baraboo, WI., with over $212 million in assets and nine offices.

        This acquisition will bring AMCORE's total assets in Wisconsin to over $750 million and will make AMCORE the sixth-largest publicly traded banking organization in Wisconsin with 22 offices.

        "Midwest Federal is a strategic acquisition for AMCORE and is a natural extension of our market area. It positions us along the Interstate 90 corridor north of our Madison offices and south of our Westfield and Montello offices," said Robert J. Meuleman, president and chief executive officer of AMCORE. "We are impressed with the quality of their management team and their history of outstanding financial performance."

        The transaction is expected to be completed by the second quarter of 1998, pending regulatory approval, and will be treated as a pooling of interest for accounting purposes. AMCORE will exchange 1.174 shares of its stock for each Midwest Federal share outstanding. The exchange ratio is subject to change if AMCORE's share price exceeds $27 per share or is less than $20.43 per share. Midwest Federal has 1,627,674 shares outstanding.

        Midwest Federal is a savings and loan holding company which owns 100% of Baraboo Federal Bank, FSB, a federally-chartered savings bank. The company more closely resembles a commercial bank than a traditional thrift in its position in the market.

        "We're pleased to be joining the AMCORE family and are impressed with the company's community banking philosophy and its commitment to the customers, shareholders, employees and communities it serves," said Gary E. Wegner, president and chief executive officer of Midwest Federal.

        Midwest Federal has nearly $52 million in commercial loans and commercial real estate loans. In addition, 12 of the bank's 14 officers have a commercial banking background. The bank also has a trust department with $18 million in assets under management.

        "This is a great match for us and an excellent fill-in for the marketplace. We look forward to offering AMCORE's community banking philosophy and diverse product line to all of the communities Midwest Federal serves," said Meuleman. "This is an attractive area where the population is expected to grow at least 12 percent annually from 1990 to the year 2000."

        Midwest Federal's market is in Sauk, Columbia and Green Lake counties, with a combined population of over 100,000. The company's nine offices are in Baraboo, Portage, Sauk City, Lodi, Kingston and Dalton.

        With the addition of Midwest Federal, AMCORE's assets will approach $4 billion. Midwest Federal will be AMCORE's third Wisconsin acquisition. First National Bancorp, Inc., Monroe, WI. was acquired in April and Country Bank Shares Corporation, Mt. Horeb, WI. was acquired in July.

        AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with assets of over $3.7 billion, operating in 41 locations in Illinois and 13 in Wisconsin. The company has five financial services companies: AMCORE Investment Group, N.A., including trust services, a capital management company, a brokerage company and the AMCORE Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc.; AMCORE Insurance Group, Inc.; and Rockford Mercantile Agency, Inc., a bill collection service.

        This news release, other than historical financial and other information, may contain forward-looking statements that involve certain risk and uncertainties, including those detailed from time to time in the company's SEC reports. As a result of said risks and uncertainties, actual results may vary materially from those discussed herein.

        AMCORE common stock is listed on NASDAQ under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.